301 Yamato Road, Suite 1240 Boca Raton, FL 33431 Phone: 1-800-630-4190 Web: www.True2Beauty.com Publicly Traded Stock: TRTB

April 6, 2015

Mara L. Ransom

Assistant Director

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

Re:	True 2 Beauty, Inc.
Registration Statement on Form S-1
Filed February 2, 2015
Amendment No. 1 to Registration Statement on Form S-1
Filed February 6, 2015
File No. 333-201811
Amendment No. 2 to Registration Statement on Form S-1
Filed March 20, 2015
File No. 333-201811

Dear Ms. Ransom:

On behalf of True 2 Beauty, Inc., a Nevada company (the “Company”, “we” or “our”), we hereby provide responses to comments (the “Comments) of the staff of the U.S. Securities and Exchange Commission (the “Staff”) issued in a letter dated April 3, 2015 (the “Staff’s Letter”) regarding the Company’s above-referenced Registration on Form S-1, as filed with the U.S. Securities and Exchange Commission (the “Commission”) on February 6, 2015. In order to facilitate your review, we have responded to each of the Comments set forth in the Staff’s Letter, on a point-by-point basis. The Comments are set forth below in bold font and our response follows each respective Comment. Terms used but not defined herein have the respective meanings assigned thereto in the Form S-1.

Risk Factors, page 6

1.	Considering your response to comment 16, please provide a risk factor that discloses your dependence upon Applied DNA Sciences and the fact that your business plan may fail if your agreement with Applied DNA Sciences is not acted upon by them in accordance with its terms because you may not be able to successfully include “Marks” on the products third parties sell. Clarify whether you will proceed with your business plan even if you cannot apply “Marks” to some or all of the products that are sold on your exchange.

301 Yamato Road, Suite 1240 Boca Raton, FL 33431 Phone: 1-800-630-4190 Web: www.True2Beauty.com Publicly Traded Stock: TRTB

Response to Comment 1

We have added the following risk factor:

Should we fail to secure a permanent agreement with Applied DNA Sciences or another authentication company, we will have to curtail our business plan and our revenues and results of operation will be negatively impacted.

“Our subsidiary, LegacyXChange, Inc., has an agreement with Applied DNA Sciences to provide a “Mark” using their technology and work cooperatively to develop the logistical procedures to mark, follow chain of custody, and authenticate “Marks” for a wide range of product surfaces, which agreement expires on April 30, 2015. Although it is our intent to negotiate and conclude a formal written contractual relationship to establish permanent exclusivity with respect to Applied DNA’s plant DNA on an ongoing revenue share basis, there is no assurance that we will secure such agreement. If we fail to conclude a permanent agreement with Applied DNA or secure an agreement with another authentication service that will provide comparable services, we will be forced to limit our business plan to collectibles and memorabilia, primarily consisting of sports, celebrity and pop culture related items, without the benefit of offering marking and authentication services. This will result in significant curtailment of our business plan, which will result in our revenues and results of operation being negatively affected and we may even be forced to cease our business, in which case you will lose your entire investment.”

Determination of Offering Price, page 26

2.	We note your revisions in response to prior comment 3. You state that the trading price of your shares on the OTC Pinks from September 2014 to October 2014 was $0.02 to $0.03. However, a review of your trading history indicates that your stock was quoted at a low of $0.01 and a high of $0.04. Please advise or revise. This comment also applies to your disclosure on page 35 under “Market for Common Equity and Related Stockholder Matters.”

Response to Comment 2

We have corrected the previously stated prices in the sections titled “Determination of Offering Price: and “Market for Common Equity and Related Stockholder Matters.”

301 Yamato Road, Suite 1240 Boca Raton, FL 33431 Phone: 1-800-630-4190 Web: www.True2Beauty.com Publicly Traded Stock: TRTB

Description of Business, page 27

3.	We note your response to comment 15 in our letter dated March 2, 2015. Please revise your disclosure to elaborate on the value to purchasers or sellers to have secondary items marked as they will not be registered in the database that provides authentication.

Response to Comment 3

We have added the following disclosure noted in bold below:

DESCRIPTION OF BUSINESS

“Industry Background

Online Shopping

The collectible and memorabilia business is a multi-billion-dollar industry, ranging from sports related products to home, business and personal goods. Many companies specialize in authenticating items of value, using expert opinions, holograms, videos, and other means of guaranteeing items are real. We intend to enhance the existing market for authentic memorabilia utilizing anti-counterfeiting technologies to enable each item sold on the site to have a “Mark” applied to either it’s surface or sealed packaging around the item. These “ Marks” in most cases will be invisible unless a dye is added to ensure visibility by the naked eye. “Marks” will either contain Plant DNA or Rare Earth Minerals, depending upon the particular items surface. The “Marks” will be applied through the use of either ink or a small brush. These “Marks” will adhere to surfaces through the lifespan of the item, and in most cases cannot be removed or counterfeited unless the item is destroyed. These “Marks” will provide the basis for tracking ownership and ongoing verification to ensure the item has been “Marked “ by LegacyXChange. Our site will offer 2 classifications of products for sale; Original and Secondary, products sold in both classes will be “Marked”. Original are “Marked” before they are sold, Secondary are “Marked” once they have been sold. Every item sold and “Marked” on our site will be registered in our database, assuring buyers the ability to authenticate “Marks” and track repetitive sales of items on the site, to allow for a revenue share program.”

4.	We note your response to comment 16 in our letter dated March 2, 2015. Regardless of the remaining term of the contract it appears that this is a material contract to your business and as such is required to be filed. Please refer to Item 601(b)(10) of Regulation S-K.

Response to Comment 4

We have filed the agreement with Applied DNA Sciences as Exhibit 10.1

301 Yamato Road, Suite 1240 Boca Raton, FL 33431 Phone: 1-800-630-4190 Web: www.True2Beauty.com Publicly Traded Stock: TRTB

Management’s Discussion and Analysis of Financial Condition an d Results of Operations

Critical Accounting Policies and Estimates, page 38

5.	Your accounting for convertible promissory notes and the related embedded derivatives are significant items in your consolidated financial statements. Accordingly, please revise to include a discussion of such items within your critical accounting policies and estimates or tell us why you believe they do not represent critical accounting policies. This disclosure should supplement, not duplicate, the description of accounting policies that are already disclosed in the notes to the financial statements. Refer to Section V of SEC Release No. 33-8350.

Response to Comment 5

We have revised our filing to include a discussion for convertible promissory notes and the related embedded derivatives within our critical accounting policies and estimates.

Comparison of Results of Operations for the Three and Nine Months Ended December 31, 2014 and 2013

Other income (expense), page 43

6.	Within your discussion and analysis of results of operations, please disclose the underlying reason for the changes in addition to identifying the significant changes in particular line items. For example, while you disclose that you recognized a derivative liability during the period ended December 31, 2014 and incurred a loss from the change in fair value of derivative liabilities of approximately $551,000, you do not identify the factors that caused the change in fair value.

Response to Comment 6

Within our discussion and analysis of results of operations, we have disclosed the underlying reason for the changes in addition to identifying the significant changes in particular line items including identifying the factors that caused the change in fair value.

Consolidated Financial Statements, March 31, 2014 and 2013

Notes to Consolidated Financial Statements

Note 2 – Basis of Presentation, Going Concern and Summary of Significant Accounting Policies

301 Yamato Road, Suite 1240 Boca Raton, FL 33431 Phone: 1-800-630-4190 Web: www.True2Beauty.com Publicly Traded Stock: TRTB

Stock-based compensation, page F-10

7.	We note your response to prior comment 22. Please tell us whether the shares sold for cash at an average price of $0.0551 during the fiscal years ended March 31, 2013 and 2014, and the nine months ended December 31, 2014 were to unrelated third parties. If some or all of the sales were to related parties, please tell us in detail how this affected your determination of fair value of the shares issued to non-employees.

Response to Comment 7

The shares sold for cash at an average price of $0.0551 during the fiscal years ended March 31, 2013 and 2014, and the nine months ended December 31, 2014 were to unrelated third parties. No sales were made to related parties.

Item 15. Recent Sales of Unregistered Securities, page II-2

8.	We note that in your response to comment 13 in our letter dated March 2, 2015 that you sold $400,000 in Notes. This transaction is not reflected in your Item 15 disclosures. Please revise to include these notes and ensure your disclosure reflects the amounts you are seeking to register.

Response to Comment 8

We have added the following disclosure to the “Recent Sales of Unregistered Securities” Section:

“In October and November 2014, we entered into 7 convertible promissory note agreements (“Convertible Notes” or “Convertible Note”), providing for the issuance of 10% convertible promissory notes with an aggregate principal amount of $400,000. The Convertible Notes are due and payable on the third anniversary of the date of issuance through October 2017. The below named investors are entitled, at their option, at any time after the issuance of these Convertible Notes, to convert all or any lesser portion of the outstanding principal amount and accrued but unpaid interest into our common stock at a conversion price for each share of common stock equal to $0.02. The 7 convertible note agreements we entered into are: (a) a $95,000 Convertible Note on October 15, 2014 with Ascendant Partners LLC; (b) a $75,000 Convertible Note with Dina M. Palermo/Jeffrey Smith JTWROS on October 21, 2014; (c) a $150,000 Convertible Note with the Eisenberg Family Foundation on October 23, 2014; (d) a $25,000 with Plantation Partners LLC on October 23, 2014; (e) a $5,000 Convertible Note with Gerald E. Commissionn on November 5, 2014; (f) a $25,000 Convertible Note with DTMFS LP on November 11, 2014; and (g) a $25,000 Convertible Note with David Stefansky on November 19, 2014. The 7 convertible notes reflect conversion rights of 26,000,000 shares, 20,000,000 shares of which correspond to the aggregate principal loan amount of $400,000 and 6,000,000 shares that correspond to interest accrued should the notes be carried to maturity.”

301 Yamato Road, Suite 1240 Boca Raton, FL 33431 Phone: 1-800-630-4190 Web: www.True2Beauty.com Publicly Traded Stock: TRTB

In the event we request acceleration of the effective date of the pending registration statement, we acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact, William Bollander, CEO, at (800) 630-4190 or Frederick Lehrer, the Company’s legal counsel, at (321) 972-8060 if you have any questions regarding responses and comments or with any other questions.

Sincerely,

/s/ William Bollander
William Bollander
CEO